Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3720

Re:	KCAP Financial, Inc. (the “Company”)

Registration Statement on Form N-2 (File No. 333-185559)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we hereby join in the request of the Company for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 5:30 P.M. Eastern Time on February 4, 2013, or as soon thereafter as practicable.

We have and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934. We will make reasonable efforts to ensure that an adequate number of prospectuses will be distributed in connection with the offering pursuant to the Registration Statement.

Very truly yours,

BARCLAYS CAPITAL INC.

As Representative of the several Underwriters

By:	BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Victoria Hale Vice President